FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: October 21, 2004
Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with12g3-2(b): N/A.

Attached hereto as Exhibit 99.1 and incorporated by way of reference herein is the Registrant’s notice regarding the convening of the Registrant’s annual shareholders’ meeting (the “Meeting”) and the record date applicable to attending and voting at the Meeting.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2004	Nova Measuring Instruments Ltd. (the "Registrant") BY: /S/ Chai Toren —————————————— Chai Toren VP Finance and Operations

Exhibit Index

Exhibit 99.1: Notice regarding the convening of the Registrant’s annual shareholders’ meeting (the “Meeting”) and the record date applicable to attending and voting at the Meeting.

Rehovoth, Israel, October 21, 2004 – Nova Measuring Instruments Ltd. (NASDAQ: NVMI) (the “Company”), announces that on October 20, 2004, its Board of Directors has resolved that its annual general shareholders’ meeting (the “Meeting”) is to be held November 30, 2004 at 17:00 (local time) at the Company’s registered offices.

Items on the agenda are as follows:
(i)	to review and discuss the Company’s audited financial statements for the year ended on December 31, 2003;
(ii)	to elect seven directors to the Company’s Board of Directors, none of which is to serve as external directors;
(iii)	to reappoint Brightman Almagor & Co. as the independent auditors of the Company for the year ending on December 31, 2004 and to authorize the Board of Directors to fix the remuneration of the independent auditors;
(iv)	to approve the amendment of the Articles of Association of the Company by adding Section 7 to Chapter J to the Articles of Association of the Company extending the Acceptance Period for a Special Tender Offer, both as defined in the Israeli Securities Regulations (Tender Offer), 2000.

Shareholders of record as of the close of business on October 24, 2004 (the “Record Date”) are entitled to notice of and to vote at the Annual General Meeting of Shareholders. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israeli Companies Regulations (Proof of Ownership for Voting in General Meetings) – 2000, as proof of ownership of the Shares.

Other than with respect to the addition of Section 7 to Chapter J to the Articles of Association of the Company, all resolutions require the affirmative majority of fifty percent (50%) of the total number of votes at the meeting present in person or represented by proxy. The addition of Section 7 to Chapter J to the Articles of Association of the Company requires the affirmative vote of 75% of the total number of votes in the meeting present, in person or represented by proxy. The votes of those who abstained or who did not vote in regard to said proposed resolution shall not be counted.

Proxy materials shall be published beginning November 8th, 2004 and such materials shall be available after that date upon request from Dror David, via telephone number 972-8-9387505.